EXHIBIT 8

 H.J. Helwerda*, B.Sc., P.Eng., FEC, President & COO
 D.J. Carsted*, CD,  B.Sc., P.Geol., Executive VP & CTO
 G.D. Robinson*, B.Sc., P.Eng., VP, International
 C.P. Six*, B.Sc., P.Eng., VP, Unconventional
 A.A. Szabo*, B.Sc., P.Eng., Manager, Engineering
 S.W. Pennell, B.S., P.Eng., Manager, Engineering, International
 B.F. Jose, M.Sc., P.Geoph., VP, Geoscience, International
 N.T. Stewart, B.A.Sc., P.Eng., VP, Engineering, Canada
 K.P. McDonald, B.Comm, CA, CFO
 M.R. Van de Veen, QC, J.D., M.B.A., L.L.M., General
                                     Counsel, Corporate Secretary

*Directors

Ref.: 1808

March 24, 2014

Canadian Natural Resources Limited
2500, 855 – 2nd Street SW
CALGARY AB T2P 4J8

Re:	Consent of Independent Petroleum Consultants

To Whom It May Concern:

We consent to the use of our report with respect to the reserves data of Canadian Natural Resources Limited included and incorporated by reference in its

(i)	Annual Report on Form 40-F for the year ended December 31, 2013; and,

(ii)	Registration Statement on Form F-10 (File No. 333-191876), filed with the Securities and Exchange Commission.

Sincerely,

SPROULE INTERNATIONAL LIMITED

Original Signed by Scott W. Pennell, P.Eng.

Scott W. Pennell, P.Eng.
Manager, Engineering and Director